SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________
FORM 6-K
REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For November 2009
Commission File Number 0-28800
______________________
DRDGOLD Limited
EBSCO House 4
299 Pendoring Avenue
Blackheath
Randburg, South Africa, 2195
(Address of principal executive offices)
______________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F       Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes        No

If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of November 2009, incorporated by reference herein:
Exhibit
99.1 Release dated November 17, 2009, entitled “DEALING IN SECURITIES BY A
DIRECTOR”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
DRDGOLD LIMITED

Date: November 17, 2009
By: /s/ Themba Gwebu
Name: Themba Gwebu
Title: Company Secretary

Exhibit 99.1
DRDGOLD LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
JSE share code: DRD
ISIN: ZAE 000058723
Issuer code: DUSM
Nasdaq trading symbol: DROOY
(“DRDGOLD” or “the company”)

DEALING IN SECURITIES BY A DIRECTOR

In compliance with Rule 3.63 of the JSE Limited Listings Requirements, the following information regarding a transaction by a director in securities of DRDGOLD is disclosed:
Name of director:
Mr. Geoffrey Campbell
Name of company of which he is a director:
DRDGOLD
Dates on which transaction was effected:
16 November 2009
Nature of transaction:
Purchase
Class of security:
Ordinary shares
Number of ordinary shares:
20 000
Average price per security:
U$0.46 (ZAR 3.38)
Total value of transaction:
U$9 200 (ZAR 67 725)
Nature of director`s interest:
Direct beneficial
In compliance with Rule 3.66 of the JSE Listings Requirements, prior clearance to deal in the above securities was obtained from the Chairman of the Audit Committee. The above trade was completed outside of a closed period.

Randburg
17 November 2009

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